SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Forms of the following letter were distributed to potential product partners of ZymoGenetics, Inc. in connection with the proposed acquisition of ZymoGenetics, Inc. by Bristol-Myers Squibb Company:

Partner Termination of Discussion

[Date]

[Potential Partner Name and Address]

Dear [Potential Partner],

ZymoGenetics recently announced that it has entered into a merger agreement with Bristol-Myers Squibb providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb. (The press release can be found at www.zymogenetics.com) As part of that agreement, we agreed to terminate discussions with potential partners related to our product candidates. Therefore, please be advised that this communication serves as notice to formally terminate our discussions related to [Product Candidate]. We greatly appreciate your interest in the project and will keep you informed of any changes moving forward. On behalf of ZymoGenetics, I would like to thank you for the time and effort you have put in to evaluating the project.

Best regards,

[Signature Block]

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This communication is neither an offer to buy nor a solicitation of an offer to sell any securities of ZymoGenetics. The solicitation and the offer to buy shares of ZymoGenetics’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Zeus Acquisition Corporation, a wholly-owned subsidiary of Bristol-Myers Squibb, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, ZymoGenetics will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of ZymoGenetics on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by ZymoGenetics under the “Investors & Media” section of ZymoGenetics’ website at www.zymogenetics.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of ZymoGenetics and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ZymoGenetics’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation to complete the transactions contemplated by the Agreement and Plan of Merger dated as of September 7, 2010 by and among ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of ZymoGenetics’ shareholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on ZymoGenetics’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of ZymoGenetics, including ZymoGenetics’ unproven product sales and marketing, manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in ZymoGenetics’ public filings with the Securities and Exchange Commission from time to time, including ZymoGenetics’ most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. ZymoGenetics expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.